EXHIBIT 99.1

                TELEPHONE AND DATA SYSTEMS, INC. (the "Company")

                        DESCRIPTION OF COMPENSATION PLAN
                     FOR NON-EMPLOYEE DIRECTORS (the "Plan")

                             EFFECTIVE JULY 23, 1996

                  The purpose of the Plan is to provide for reasonable compensation to non-employee directors in connection with their services to the Company, in order to induce qualified persons to become and serve as non-employee members of the Board of Directors.

                  The Plan was  approved  pursuant to the  authority  granted in
Section 9 of Article III of the Company's By-Laws, which provides that the Board of Directors shall have the authority to establish reasonable compensation of directors and that directors may be reimbursed for their expenses of attending meetings of the Board of Directors.

                  The Plan provides that, effective for the twelve month period ending at the time of the Company's 1997 annual meeting, each director of the Company who is not an employee of the Company, American Paging, Inc., American Portable Telecom, Inc., TDS Telecommunications Corporation or United States Cellular Corporation ("Affiliates") will receive an annual director's fee of $24,000; and each director of the Company who is not an employee of any Affiliate will continue to receive a fee of $1,000, plus reimbursement of reasonable out-of-pocket expenses incurred in connection with travel, for attendance at each regularly scheduled or special meeting of the Board of Directors.

                  The Plan provides that, effective as of the date hereof, each director of the Company who is not an employee of any Affiliate will receive a fee of $750.00, plus reimbursement of reasonable out-of-pocket expenses incurred in connection with travel, for attendance at each meeting of the Audit Committee, Compensation Committee, or other committee established by resolution of the Board of Directors.

                  Under the Plan, an amount equal to 50 percent of the annual fee will be paid immediately prior to the Company's Annual Meeting of Shareholders by the delivery of Common Shares of the Company having a fair market value as of the date of payment equal to such percentage of the annual fee.

                  In addition, under the Plan, an amount equal to 33 percent of each committee meeting's fee will be accumulated and paid immediately prior to the Company's Annual Meeting of Shareholders by the delivery of Common Shares of the Company having a fair market value as of the date of payment equal to such percentage of such fee.



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